06009300

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR - 2006
BRANCH OF REGISTRATIONS AND 08 EXAMINATIONS

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 43068

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ENTERPRISE EQUITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10227 WINCOPIN CIRCLE, SUITE 800
(No. and Street)

COLUMBIA (City) MARYLAND (State) 21044 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
F. BARTON HARVEY, III (410) 964-0552
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

REZNICK GROUP, P.C.
(Name – *if individual, state last, first, middle name*)

7700 OLD GEORGETOWN ROAD (Address) BETHESDA (City) MARYLAND (State) 20814-6224 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 17 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, F. Barton Harvey, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Enterprise Equities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

F M V
Signature

PRESIDENT
Title

Maryne a Dinen
Notary Public My commission expires April 1, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reznick Group

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

ENTERPRISE EQUITIES, INC.
(a wholly-owned subsidiary of
Enterprise Community Investment, Inc. -
formerly known as The Enterprise Social Investment Corporation)

SEC ID#: 8-43068

DECEMBER 31, 2005

Enterprise Equities, Inc.
(a wholly-owned subsidiary of Enterprise Community Investment, Inc. - formerly known as The Enterprise Social Investment Corporation)

TABLE OF CONTENTS

Reznick Group

Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224

Tel: (301) 652-9100
Fax: (301) 652-1848
www.reznickgroup.com

To the Board of Directors
Enterprise Equities, Inc.
Columbia, Maryland

We have audited the following financial statements of Enterprise Equities, Inc. (the Company) (a wholly-owned subsidiary of Enterprise Community Investment, Inc. – formerly known as The Enterprise Social Investment Corporation) for the year ended December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enterprise Equities, Inc., at December 31, 2005, and the results of its operations, changes in stockholder's equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Reznick Group, P.C.

Bethesda, Maryland
January 30, 2006

Atlanta ■ Baltimore ■ Bethesda ■ Charlotte ■ Chicago ■ Sacramento ■ Tysons Corner

Enterprise Equities, Inc.
(a wholly-owned subsidiary of Enterprise Community Investment, Inc. - formerly known as The Enterprise Social Investment Corporation)

BALANCE SHEET

December 31, 2005

ASSETS

Cash and cash equivalents	$	164,874
Prepaid expenses and deposits		13,991
TOTAL ASSETS	$	178,865

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	3,140
Due to Enterprise Community Investment, Inc.		7,829
Total liabilities		10,969
STOCKHOLDER'S EQUITY		
Common stock, par value $1 per share - authorized, issued and outstanding, 1,000 shares		1,000
Additional paid-in capital		49,000
Retained earnings		117,896
Total stockholder's equity		167,896
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	178,865

See notes to financial statements

Enterprise Equities, Inc.
(a wholly-owned subsidiary of Enterprise Community Investment, Inc. -
formerly known as The Enterprise Social Investment Corporation)

STATEMENT OF OPERATIONS

Year Ended December 31, 2005

REVENUE	
Consulting income	$ 75,000
Interest income	3,011
Total revenue	78,011
OPERATING EXPENSES	
Payroll and benefits	19,094
Professional fees	19,900
Licenses and membership fees	22,500
Other operating expenses	3,453
Total expenses	64,947
INCOME BEFORE TAXES	13,064
INCOME TAX EXPENSE	8,450
NET INCOME	$ 4,614

See notes to financial statements

Enterprise Equities, Inc.
(a wholly-owned subsidiary of Enterprise Community Investment, Inc. - formerly known as The Enterprise Social Investment Corporation)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2005

	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance, December 31, 2004	$ 1,000	$ 49,000	$ 113,282	$ 163,282
Net income	-	-	4,614	4,614
Balance, December 31, 2005	$ 1,000	$ 49,000	$ 117,896	$ 167,896

See notes to financial statements

Enterprise Equities, Inc.
(a wholly-owned subsidiary of Enterprise Community Investment, Inc. - formerly known as The Enterprise Social Investment Corporation)

STATEMENT OF CASH FLOWS

Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 4,614
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in assets and liabilities:	
Prepaid expenses and deposits	(1,836)
Due to Enterprise Community Investment, Inc.	5,329
Accounts payable and accrued expenses	2,497
Net cash provided by operating activities	10,604
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	154,270
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 164,874
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Payments made for income taxes	$ 6,795

See notes to financial statements

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Enterprise Equities, Inc. (the Company) is incorporated in the State of Delaware and is a wholly-owned subsidiary of Enterprise Community Investment, Inc. (Enterprise). Prior to January 1, 2006, Enterprise was known as The Enterprise Social Investment Corporation. Enterprise Community Partners, Inc. (formerly The Enterprise Foundation), a nonprofit publicly supported charitable foundation, is the sole shareholder of Enterprise.

The Company was established as a captive broker-dealer of Enterprise for the purpose of selling direct participation equity interests in real estate limited partnerships. The Company is a member of the National Association of Securities Dealers, Inc. (NASD). The business of the Company is conducted primarily through Enterprise, as the Company has no employees of its own.

The Company is a registered NASD Broker Dealer in twenty states throughout the United States of America.

Basis of Accounting and Use of Estimates

The Company's financial statements have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Consulting Income

Consulting income is recorded at the time such fees are earned. Amounts received in advance are recorded as deferred revenue on the balance sheet.

Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2005, included in cash is $162,324 in a separate automated overnight investment account which is used as a sweep account from the operating account. This amount is invested in a money market mutual fund and is not insured by the Federal Deposit Insurance Corporation.

NOTE 2 - INCOME TAXES

The Company has an unwritten tax-sharing agreement with Enterprise. Pursuant to the unwritten agreement, the Company is included in the consolidated Federal income tax return filed by Enterprise and pays or receives an amount equal to the Federal income tax expense or benefit the Company would have recognized had it filed a separate Federal income tax return. The amount due to or due from Enterprise at December 31, 2005, includes amounts due under the tax-sharing agreement. No deferred tax balances have been recorded since the Company has no temporary differences for Federal or state income tax purposes.

The tax expense for the year ended December 31, 2005, varied from the amount computed by multiplying the income before income taxes by the Federal income tax rate of 34%, primarily due to minimum franchise taxes for various state jurisdictions. State tax expense was $6,016 for the year ended December 31, 2005.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is required to comply with the uniform net capital rule of the Securities and Exchange Commission (SEC). This rule prohibits the Company from engaging in any securities transaction should its "aggregate indebtedness" exceed 15 times its "net capital" as those terms are defined in the rule, or if its net capital falls below the required amount of $5,000. The Company may declare dividends or acquire certain non-liquid assets only to the extent that net capital is in excess of such requirements. In computing net capital, items not readily convertible into cash are excluded.

Generally, under SEC rules and regulations, assets invested in an overnight sweep account at a bank are not considered readily convertible into cash. On October 6, 2005, the target

balance of the Company's checking account was inadvertently reduced to $0 and, as a result, the full balance in the checking account was invested in an overnight sweep account. Consequently, the Company had insufficient assets to meet the net capital balance requirement. Upon discovery by the Company, required notification of non-compliance was filed with the SEC and NASD on January 19, 2006.

Computation of the Company's net capital and ratio of aggregate indebtedness to net capital under the uniform net capital rule as of December 31, 2005 are as follows:

Aggregate indebtedness:		
Accounts payable and accrued expenses	$	3,140
Total aggregate indebtedness	$	3,140
Net capital:		
Credit items:		
Common stock	$	1,000
Additional paid-in capital		49,000
Retained earnings		117,896
		167,896
Debit items:		
Prepaid expenses and deposits		13,991
Sweep account balance		162,324
		176,315
Net capital	$	(8,419)
Ratio of aggregate indebtedness to net capital		(0.3729)

There are no differences between this computation and that filed by the Company on SEC Form X-17A-5 (FOCUS filing) as of December 31, 2005.

NOTE 4 - SCHEDULES

There are no other supporting schedules included herewith since the information required under Rule 17a-5 of the SEC is included in the notes to the financial statements or is not applicable as the Company is claiming an exemption under Rule 15c3-3 from the requirements of computing the reserve requirements and presenting information for possession or control requirements.

A Supplemental Schedule of Material Inadequacies is included as a supplement to the Independent Auditors' Report on Internal Control. It is required by SEC Rule 17a-5 to explain and detail material inadequacies that are detected and reported.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has a consulting agreement with Enterprise, which expired December 31, 2005, under which the Company provides advice to Enterprise with respect to structuring real estate transactions and offerings designed to promote and develop affordable housing. Fees in the amount of $75,000 were recognized under the terms of the agreement in the year ended December 31, 2005. This consulting agreement was renewed on December 6, 2005 with similar terms. On January 26, 2006, the agreement was amended to reduce fees to $64,800 for the year ended December 31, 2006.

As the Company has no employees of its own, all of the Company's costs are paid for by Enterprise and the Company reimburses Enterprise or its affiliates for the costs incurred on behalf of the Company. Payroll and benefit costs are allocated to the Company based on the time spent in performing these activities by Enterprise's employees. All other costs incurred with Enterprise are allocated to the Company on an actual or usage basis.

Amounts due to Enterprise are non-interest bearing and payable on demand. Additionally, any and all amounts owed by the Company to Enterprise and/or its affiliates are subordinate to all other debt and obligations of the Company. As of December 31, 2005, $7,829 was payable to Enterprise Community Investment, Inc.

Reznick Group

Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224

Tel: (301) 652-9100
Fax: (301) 652-1848
www.reznickgroup.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION (SEC) RULE 17a-5

To the Board of Directors
Enterprise Equities, Inc.
Columbia, Maryland

In planning and performing our audit of the financial statements of Enterprise Equities, Inc. (the Company) (a wholly-owned subsidiary of Enterprise Community Investment, Inc. – formerly known as The Enterprise Social Investment Corporation) for the year ended December 31, 2005 on which we issued our report dated January 30, 2006, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in (1) making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Atlanta ■ Baltimore ■ Bethesda ■ Charlotte ■ Chicago ■ Sacramento ■ Tysons Corner

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control activities and their operation that we consider to be a material weakness as described above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company, for the year ended December 31, 2005, and this report does not affect our report thereon dated January 30, 2006. During the fourth quarter of 2005, the target balance of the Company's checking account was inadvertently reduced to $0 and, as a result, the full balance in the checking account was invested in an overnight sweep account. This deficiency was undetected for approximately three months. This resulted in the Company not being in compliance with the SEC Net Capital Requirement Rule 15c3-1. Management has made the following assertion regarding the corrective action they have taken with respect to the above mentioned material inadequacy. The Company instructed its bank to immediately restore and maintain a minimum balance of $75,000 in the Company's operating cash account. The Company will establish a separate cash account in the name of the Company to maintain an adequate balance to meet the net capital requirement.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives, except for the matter as noted in paragraph five above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association for Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bethesda, Maryland
January 30, 2006

Reznick Group, P.C.

Enterprise Equities, Inc.
(a wholly-owned subsidiary of Enterprise Community Investment, Inc. - formerly known as The Enterprise Social Investment Corporation)

SUPPLEMENTAL SCHEDULE OF MATERIAL INADEQUACIES

December 31, 2005

A. SUMMARY OF AUDITORS' RESULTS

1. One instance of material inadequacy relating to the audit of the financial statements is identified in the report on internal control as required by Securities and Exchange Commission Rule 17a-5.

B. FINDINGS - FINANCIAL STATEMENTS AUDIT

The following finding as noted above represents a material weakness in internal control activities and is considered to be a material inadequacy.

1. Finding 2005-1

Material Inadequacy:

During the fourth quarter of 2005, the target balance of the Company's checking account was inadvertently reduced to $0 and, as a result, the full balance in the checking account was invested in an overnight sweep account. This deficiency was undetected for approximately three months. This resulted in the Company not being in compliance with the SEC Net Capital Requirement rule, Rule 15c3-1.

Corrective Action Proposed by Management:

Management has made the following assertion regarding the corrective action they have taken with respect to the above mentioned material inadequacy. The Company is instructing its bank to immediately restore and maintain a minimum balance of $75,000 in the Company's operating cash account. The Company will establish a separate cash account in the name of the Company to maintain an adequate balance to meet the net capital requirement.